By Facsimile: (817) 332-3140

						May 2, 2006


Margaret E. Holland, Esq.
Holland, Johns, Schwartz & Penny L.L.P.
306 West Seventh Street, Suite 500
Fort Worth, Texas 76102-4982
(817) 335-1050

Re:  	Integrity Mutual Funds Inc.
	Schedule TO-T filed on April 25, 2006 by Xponential, Inc.
	File No. 005-60015

Dear Ms. Holland:

	We have comments on the filing referenced above. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

If you prorate, when will I know how many Shares will actually be accepted for tender and payment? Page 2

1. We note your disclosure that you "anticipate announcing the final results of proration not later than six trading days after the Expiration Date . . . and paying for Shares accepted in the Offer promptly." Please tell us the maximum number of days post expiration you will pay for the shares accepted in the offer and how such number is consistent with your prompt payment obligations. See Rule 13e-4(f)(5) and Rule 14e-1(c). We note your statement on page three that you "will pay for all validly tendered and not withdrawn Shares promptly after the expiration of the Offer."

Certain Information Concerning the Subject Company, page 13

2. Please note that the address of the SEC has changed to 100 F
Street, N.E., Washington, D.C. 20549.

Conditions of the Offer, page 16

3. The first offer condition, regarding any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business. . . or prospects of the . . .
Company or any of its affiliates . . . ." is vague. Please revise to specify or generally describe the threatened change, prospective change, or prospects, to which you refer, so that security holders will have the ability to objectively determine whether the condition has been triggered. Alternatively, remove this language.

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the purchaser is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the purchaser acknowledging that:

	the purchaser is responsible for the adequacy and accuracy of the disclosure in the filings;

	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

	the purchaser may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter as correspondence on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

     					Very truly yours,


     					Celeste M. Murphy
					Special Counsel
					Office of Mergers and Acquisitions
Margaret E. Holland, Esq.